                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                                Technitrol, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    878555101
                                 (CUSIP Number)

       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 200 Lake Drive East, Suite 100
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of §§ 240.13d-1(e),  240.13d-1(f) or  240.13d-1(g),  check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                  SCHEDULE 13D

----------------------------------------------------

CUSIP No.      878555101
----------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           VIRGINIA FRESE PALMER

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                       (b) [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       00
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [ ]

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.A.
--------------------------- -------------- -------------------------------------
          NUMBER OF                  7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                 0
         OWNED BY           -------------- -------------------------------------
           EACH                      8       SHARED VOTING POWER
        REPORTING
          PERSON                                  1,943,900
                            -------------- -------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                                     0
                            -------------- -------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                    1,943,900
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              1,943,900
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES* [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  4.8%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                                  IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is the fourth amendment to the statement on Schedule 13D filed by
Virginia  Frese  Palmer.  This  amendment  is filed  to  report  changes  in her beneficial ownership as further described in Item 5 below.

Item 1.  Security and Issuer.

This  statement  on Schedule 13D relates to the common  stock,  $0.125 par value
(the "Common Stock"),  of Technitrol,  Inc., 1210 Northbrook  Drive,  Suite 385,
Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.

     The  person  filing  this   statement  is  Virginia   Frese   Palmer.   All
correspondence to Mrs. Palmer should be forwarded to the following address:

                           7147 E. Sabino Vista Circle
                           Tucson, AZ  85750-2631

     Mrs.  Palmer is not  currently  employed  and has not been  convicted  in a criminal  proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

     N/A. All shares beneficially owned by Mrs. Palmer derive from her interests in certain  trusts as  described in greater  detail in Item 5 below.  As per the terms of the "Palmer Family Trust", as amended (the "Trust"),  the shares of the
Company  held in the Trust were  administered  and  distributed  to the  "Palmer
Family Trust - Survivor's Share" (the "Survivor's Share") and the "Palmer Family
Trust - Residuary Trust Share" (the  "Residuary  Trust Share") upon the death of
Gordon Palmer, Jr.

Item 4.  Purpose of the Transaction.

     The Survivor's Share and the Residuary Trust Share received the shares as a result of the death of Gordon Palmer, Jr. The Unitrust (as defined below in Item
5) was formed by Mrs.  Palmer on June 20, 2000 and was funded by gifts of shares of Common  Stock from her that were taken from the  Survivor's  Share as further described in Item 5 below. The Survivor's Share intends to make  dispositions of shares of Common Stock to certain charitable organizations and to also make open market  sales to  diversify  its  holdings.  The  Residuary  Trust Share and the
Unitrust may also make open market sales to diversify their holdings.

Item 5.  Interest in Securities of the Issuer.

     As of May 18, 2006, Mrs.  Palmer  beneficially  owned  1,943,900  shares of
Common Stock, or  approximately  4.8% of the outstanding  Common  Stock.(1) Mrs.
Palmer shares voting and dispositive power over such shares.

     All shares  beneficially  owned by Mrs. Palmer derive from her interests in the Trust.  The Trust was formed pursuant to a trust instrument dated August 27,
1991 in which the trustors (Gordon Palmer,  Jr. and Mrs. Palmer)  transferred to the Trust certain assets  including shares of the Common Stock. As per the terms of the Trust, upon the death of either trustor, the remainder of the Trust shall divide into two shares (the  Survivor's  Share and the  Residuary  Trust  Share)

----------------
(1)  Based on 40,553,824  shares of Common Stock  outstanding  on May 5, 2006 as disclosed in the  Company's  Form 10-Q for the three months ended March 31,
     2006. Share amounts reflect  two-for-one  stock split on November 27, 2000.
     Unless another date is specifically  indicated,  the number of shares being reported herein as beneficially owned by Mrs. Palmer, the Survivor's Share, the Residuary  Trust Share or the Unitrust  shall reflect their  respective beneficial ownership as of May 18, 2006.

which shall be held as separate  trusts,  and  administered  and  distributed as provided in the Trust.  Gordon  Palmer,  Jr. died on March 30, 1997  causing the
Trust to be split into the Survivor's Share and the Residuary Trust Share.

     The Survivor's Share is revocable by Mrs.  Palmer,  and she is a co-trustee of such trust along with J. Barton  Harrison.  Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime.  The Survivor's Share  beneficially owns  1,646,584  shares of the Common  Stock and shares  voting and  dispositive power with Mrs.  Palmer for all such shares,  subject to Mrs.  Palmer's power to revoke the Survivor's Share. J. Barton Harrison  (co-trustee) also shares voting and  dispositive  power with Mrs.  Palmer for all shares held by the  Survivor's
Share, subject to Mrs. Palmer's power to revoke such trust.(2)

     The Residuary Trust Share is an irrevocable trust having Mrs. Palmer and J.
Barton Harrison as co-trustees. Mrs. Palmer is also an income beneficiary of the
Residuary   Trust  Share  during  her  lifetime.   The  Residuary   Trust  Share
beneficially  owns 41,016  shares of Common  Stock,  and J.  Barton  Harrison as co-trustee  shares voting and dispositive  power with Mrs. Palmer for all shares held by the Residuary Trust Share.

     On June 20, 2000, Mrs.  Palmer formed the Virginia Frese Palmer  Charitable
Remainder  Unitrust,   dated  June  20,  2000  ("Unitrust").   The  Unitrust  is
irrevocable,  and Mrs. Palmer is a co-trustee of such trust along with J. Barton
Harrison. Mrs. Palmer is also a beneficiary of the Unitrust during her lifetime.
The Unitrust  beneficially  owns  256,300  shares of the Common Stock and shares voting and  dispositive  power with Mrs.  Palmer for all such shares.  J. Barton
Harrison  (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by  Unitrust.  The  Unitrust  was  initially  funded by Mrs.
Palmer on June 22,  2000  with a gift of  500,000  (pre-split)  shares of Common
Stock that were taken from the Survivor's Share.

     The  information  required by Item 2 for the persons with whom Mrs.  Palmer shares voting power is as follows:

                           Palmer  Family  Trust  -  Survivor's  Share
                           c/o  J.  Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Palmer Family Trust - Residuary Trust Share
                           c/o J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Virginia Frese Palmer Charitable Remainder Unitrust,
                           dated June 20, 2000
                           c/o J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

----------------------------
(2)  Mr.  Harrison  disclaims  beneficial  ownership in the shares  beneficially owned by the Survivor's Share.

     Mr. Harrison is currently retired.  He has not been convicted in a criminal proceeding nor been a party to any civil proceeding  related to federal or state securities  laws  within the last five years.  Mr.  Harrison is a citizen of the
United States of America.

     During the sixty days prior to May 18, 2006,  the  Survivor's  Share sold a total of 90,000 shares of Common Stock on the open market  between May 4 and May
5, 2006 at prices ranging from $26.20 to $26.69 per share.

     During the sixty days prior to May 18, 2006, the Residuary Trust Share sold a total of 20,000  shares of Common Stock on the open market  consisting  of (i)
10,000  shares on April 4,  2006 at prices  ranging  from  $23.94 to $24.05  per share,  and (ii) 10,000 shares  between May 3 and May 4, 2006 at prices  ranging from $24.77 to $26.98 per share.

     During the sixty days prior to May 18, 2006,  the Unitrust  sold a total of
80,000 shares of Common Stock on the open market consisting of (i) 10,000 shares on April 4, 2006 at prices ranging from $23.90 to $23.99 per share,  (ii) 10,000 shares on April 28, 2006 at prices ranging from $24.77 to $24.82 per share,  and
(iii) 60,000 shares between May 4 and May 12, 2006 at prices ranging from $26.55 to $27.12 per share.

     As of May 5, 2006,  Mrs.  Palmer is no longer the beneficial  owner of more than 5.0% of the Common Stock of the Company. Accordingly, this amendment is the final amendment to Schedule 13D and is an exit filing.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.

         None.

Signature.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: May 19, 2006

 Virginia Frese Palmer
Virginia Frese Palmer